                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                            Microchip Technology Inc.
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
                         (Title of Class of Securities)

                                    595017104
                                 (CUSIP Number)

                                 April 30, 2006
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X]  Rule 13d-1(b)

     [ ]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP No. 595017104

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1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

      AMVESCAP PLC
      AIM Advisors, Inc.
      AIM Capital Management, Inc.
      AIM Private Asset Management, Inc.
      Atlantic Trust Company, N.A.
      INVESCO Asset Management GmbH
      INVESCO Institutional (N.A.), Inc.
      INVESCO Taiwan Limited
      Stein Roe Investment Counsel, Inc.
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2.    Check the Appropriate Box if a Member of a Group (see
      Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
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3.    SEC Use Only _______________________________________________
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4.    Citizenship or Place of Organization

      AMVESCAP PLC: England
      AIM Advisors, Inc: United States
      AIM Capital Management, Inc.: United States
      AIM Private Asset Management, Inc.: United States
      Atlantic Trust Company, N.A.: United States
      INVESCO Asset Management GmbH: Germany
      INVESCO Institutional (N.A.), Inc.: United States
      INVESCO Taiwan Limited: Taiwan
      Stein Roe Investment Counsel, Inc.: United States
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                     5. Sole Voting Power 10,399,521. Such shares are held by the following entities in the respective amounts listed:

                          AIM Advisors, Inc 7,315,016
                          AIM Capital Management, Inc. 590,043
                          AIM Private Asset Management, Inc. 269
                          Atlantic Trust Company, N.A. 1,164,964
                          INVESCO Asset Management GmbH 4,254
                          INVESCO Institutional (N.A.), Inc. 0
                          INVESCO Taiwan Limited 40,000
                          Stein Roe Investment Counsel, Inc. 1,284,975
                     -----------------------------------------------------------

                     6.   Shared Voting Power _______________
 Number of Shares    -----------------------------------------------------------
Beneficially Owned
 by Each Reporting   7.   Sole Dispositive Power 10,399,521. Such shares are
    Person With           held by the following entities in the respective
                          amounts listed:

                          AIM Advisors, Inc 7,315,016
                          AIM Capital Management, Inc. 590,043
                          AIM Private Asset Management, Inc. 269
                          Atlantic Trust Company, N.A. 1,164,964
                          INVESCO Asset Management GmbH 4,254
                          INVESCO Institutional (N.A.), Inc. 0
                          INVESCO Taiwan Limited 40,000
                          Stein Roe Investment Counsel, Inc. 1,284,975
                     -----------------------------------------------------------

                     8.   Shared Dispositive Power _______________

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9.    Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      10,399,521
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10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)                                                     N/A
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11.   Percent of Class Represented by Amount in Row (9)                    4.88%
                                                                           ----
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12. Type of Reporting Person (See Instructions) IA, HC. See Items 2 and 3 of this statement.
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                                  SCHEDULE 13G

Item 1(a)   Name of Issuer:

            Microchip Technology, Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices:

            2355 West Chandler Boulevard
            Chandler, AZ 85224-6199

Item 2(a)   Name of Person Filing:

            AMVESCAP PLC

            In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this statement on Schedule 13G or amendment thereto is being filed by AMVESCAP PLC ("AMVESCAP"), a U.K. entity, on behalf of itself and its subsidiaries listed in Item 4 of the cover of this statement. AMVESCAP through such subsidiaries provides investment management services to institutional and individual investors worldwide.

            Executive officers and directors of AMVESCAP or its subsidiaries may beneficially own shares of the securities of the issuer to which this statement relates (the "Shares"), and such Shares are not reported in this statement. AMVESCAP and its subsidiaries disclaim beneficial ownership of Shares beneficially owned by any of their executive officers and directors. Each of AMVESCAP's direct and indirect subsidiaries also disclaim beneficial ownership of Shares beneficially owned by AMVESCAP and any other subsidiary.

Item 2(b)   Address of Principal Business Office:

            11 Devonshire Square
            London EC2M 4YR
            England

Item 2(c)   Citizenship:

            See the response to Item 2(a) of this statement.

Item 2(d)   Title of Class of Securities:

            Common Stock, $.001 par value per share

Item 2(e)   CUSIP Number:

            S595017104

Item 3      Type of Reporting Person:

            An investment adviser in accordance with section
            240.13d-1(b)(1)(ii)(E) A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G)

            As noted in Item 2 above, AMVESCAP is making this filing on behalf of its subsidiaries listed herein. Each of these entities is either an investment adviser registered with the United States Securities Exchange Commission under Section 203 of the Investment Advisers Act of 1940, as amended, or under similar laws of other jurisdictions. AMVESCAP is a holding company.

Item 4      Ownership:

            Please see responses to Items 5-8 on the cover of this statement which are incorporated herein by reference.

Item 5      Ownership of Five Percent or Less of a Class:

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

            [X]

Item 6      Ownership of More than Five Percent on Behalf of Another Person:

            N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reporting on By the Parent Holding Company:

            Please see Item 3 of this statement, which is incorporated herein by reference.

Item 8      Identification and Classification of Members of the Group:

            N/A

Item 9      Notice of Dissolution of a Group:

            N/A

Item 10     Certification:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

            Signature:

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        May 10, 2006
                                        Date


                                        /s/ Lisa Brinkley
                                        ----------------------------------------
                                        Signature
                                        Lisa Brinkley
                                        Chief Compliance Officer
                                        AMVESCAP PLC